GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090-1629  Telephone 281-537-9920

October 17, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention:              Shannon Buskirk
Chris White

Re:          Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
File No. 000-08041

Ladies and Gentlemen:

We have reviewed your follow-up comment letter dated October 15, 2008, relating to the above referenced filing.  Below is our response to the issue raised by the Division of Corporation Finance. Our response is keyed to your comment letter.

(1)  Note G: Asset Retirement Obligation, page F-19

With regard to the “Revision of estimates” line item on the rollforward of the asset retirement obligation (found in Note G to the Consolidated Financial Statements) we accept the Division of Corporate Finance’s request for additional disclosure.  In future filings we will revise this disclosure.  The enhanced disclosure will be expanded so that it describes the reasons for and the basis of the revision of the estimate.

In connection with the above responses, we confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact me at 281-537-9920.

Sincerely,

/s/ Howard E. Ehler

Howard E. Ehler
Chief Financial Officer

cc:           Reid A. Godbolt
Frank A. Lodzinski
G. Bret Wonson